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                                August 15, 2022

       Tim Bertram, Ph.D.
       Chief Executive Officer
       PROKIDNEY CORP.
       2000 Frontis Plaza Blvd., Ste 250
       Winston-Salem, NC 27103

                                                        Re: ProKidney Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed August 9,
2022
                                                            File No. 333-266683

       Dear Dr. Bertram:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed August 8, 2022

       Cover Page

   1. For each of the shares being registered for resale, disclose the price that the selling securityholders paid
for such shares.
   2. We note the significant number of redemptions of your Class A ordinary shares in connection with your
business combination and that the shares being registered for resale will constitute a
considerable percentage of your public float. We also note that some of the shares being
registered for resale were purchased by the selling securityholders for prices considerably
below the current market price of the Class A ordinary shares.
                                                        Highlight the
significant negative impact sales of shares on this registration statement could have on the
public trading price of the Class A ordinary shares.
 Tim Bertram, Ph.D.
PROKIDNEY CORP.
August 15, 2022
Page 2
Risk Factors, page 6

3. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the
         Class A ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
141

4. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that Pablo Legorreta, Tolerantia, LLC, and Control Empresarial de
         Capitales, S.A. de C.V., beneficial owners of a combined 68% of voting shares, may exchange their Class B ordinary shares for Class A ordinary shares and will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
General

5. Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor and other selling shareholders acquired their shares, and the price that the public securityholders acquired their shares. Disclose that while the Sponsor and other selling shareholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current
FirstName LastNameTim Bertram, Ph.D.
       trading price. Please also disclose the potential profit the selling securityholders will earn
Comapany
       basedNamePROKIDNEY         CORP.
              on the current trading price. Lastly, please include appropriate risk factor
       disclosure.
August 15, 2022 Page 2
FirstName LastName
 Tim Bertram, Ph.D.
FirstName LastNameTim  Bertram, Ph.D.
PROKIDNEY     CORP.
Comapany
August 15, NamePROKIDNEY
           2022              CORP.
August
Page 3 15, 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Daniel Crawford at 202-551-7767 or Celeste Murphy at 202-551-
3257 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences